FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2014

Commission File Number: 001-12102

  YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedad Anónima

TABLE OF CONTENTS

ITEM

1   Translation of letter to the Buenos Aires Stock Exchange dated June 11, 2014.

2   Translation of letter to the Buenos Aires Stock Exchange dated June 11, 2014.

TRANSLATION

Autonomous City of Buenos Aires, June 11, 2014

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Re: Relevant Fact. Compliance with Article 23 of Chapter VII of the Buenos Aires Stock Exchange Regulations

Dear Sirs:

The purpose of this letter is to comply with the requirements of Article 23 of Chapter VII of the Buenos Aires Stock Exchange Regulations, to inform you that the Board of Directors of the Company, in its meeting on June 11, 2014, resolved to approve the creation of a share compensation plan for the employees of the Company (the “Plan”).

The general characteristics of the Plan are as follows:

Goal: Encourage the alignment of the performance of executives and key technical personnel with the objectives of the Company’s strategic plan and generate a direct link between the creation of value for shareholders and the compensation of executives and key technical personnel.

Scope: People who occupy decision-making positions and/or are considered key from a technical or operational point of view.

Award: Allocation based on the performance and potential of the employees.

Frequency of Award: Annual.

Requirements and Terms of Payment: Make a deposit of shares in the personal account of the employee after having completed three (3) years’ tenure with the Company.  There is no restriction on the sale or holding by the beneficiary once the shares are granted under the Plan.

Yours faithfully,

Alejandro Cherñacov
Market Relations Officer
YPF S.A.

TRANSLATION
Autonomous City of Buenos Aires, June 11, 2014

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Re: Relevant Fact. Acquisition of Company Shares by the Company

Dear Sirs:

The purpose of this letter is to comply with the Buenos Aires Stock Exchange Regulations, to inform you that the Board of Directors of the Company, in its meeting on June 11, 2014, resolved to approve the terms and conditions for the acquisition by the Company of Company shares up to an amount of ARS$ 200,000,000 (two hundred million Argentine pesos), in accordance with Article 64 of Law 26,831 and the rules of the CNV.

The terms and conditions approved by the Board of Directors for the acquisition of the Company’s shares are as follows:

1.	Goal: To grant share compensation plans.

2.	Maximum investment amount: Up to ARS$ 200,000,000.

3.
Maximum quantity of shares subject to acquisition:  The quantity of ordinary Class D shares of the Company with par value of ten Argentine pesos (ARS$10) per share and entitled to 1 (one) vote each to be acquired shall depend on the price paid to acquire the shares on the market, so long as such quantity never exceeds 10% of the capital of the Company, in accordance with applicable law.

4.
Daily limit for acquisitions in the market: In accordance with regulations, the daily limit for acquisitions in the market is up to 25% of the average daily trading volume for the stock in the markets on which it is listed for the preceding 90 business days.

5.	Purchase price for the shares: Up to a maximum of ARS$ 400 per share on the Buenos Aires Stock Exchange and US$37 per share on the New York Stock Exchange.

6.
Term in which the acquisitions will be completed: Within 90 calendar days starting from the business day following the date of publication of the information on the website of the National Securities Commission and the Buenos Aires Stock Exchange, subject to any renewal or extension of the term, which the investing public will be notified of in the same manner.

7.
Source of funds:  The acquisition of shares will be made with the reserve for the purchase of the Company’s shares with amounts up to ARS$200 million approved by the General Ordinary and Extraordinary Shareholders’ Meeting of April 30, 2014, at the time of approving the financial statements as of December 31, 2013, it being noted that the Company has the necessary liquidity to undertake the aforementioned acquisitions without affecting its solvency.

8.	Number of shares in circulation: For informational purposes, on June 10, 2014, the Company had 393,312,793 shares in circulation, all fully paid-in and subscribed.

9.
Internal Communication: The Directors, members of the Supervisory Committee and senior management will be informed that, because the Company has decided to acquire its own shares, they will not be able to sell Company shares that they own or control directly or indirectly.

It is noted that on May 21, 2014, the General Ordinary and Extraordinary Shareholders’ Meeting resolved to exempt the Company from conducting the preemptive rights offering set forth in Article 67 of Law 26,831 when the Company delivers to the personnel the shares previously acquired in accordance with the Long-Term Share Compensation Plan.

Yours faithfully,

Alejandro Cherñacov
Market Relations Officer
YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: June 12, 2014	By:	/s/ Alejandro Cherñacov
	Name: Title:	Alejandro Cherñacov Market Relations Officer